SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No:	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

Company Secretary’s Office
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

ANZ StEPS – quarterly distribution

On 15 June 2006 ANZ paid the quarterly distribution on its ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) and set the Distribution Rate for the payment due on 15 September 2006.

The distribution paid for the quarter ended 15 June 2006 for each ANZ StEPS was based on a Distribution Rate of 6.6050% p.a. as announced on 16 March 2006.

The Distribution Rate for the quarter ending 15 September 2006 has been set in accordance with clause 3.1 of the Note Terms set out in the Prospectus dated 14 August 2003. The Distribution Rate was calculated as follows:

Market Rate (90 day bank bill rate as at 15 June 2006)	5.9633%	p.a
Plus the initial margin	1.0000%	p.a
Distribution Rate	6.9633%	p.a

This distribution of $1.7551 for each ANZ StEPS will be paid on 15 September 2006 with the record date being 31 August 2006.

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

for and on behalf of

Australia and New Zealand Banking Group Limited and

ANZ Holdings (New Zealand) Limited

16 June 2006

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[GRPAHIC]

06

UBS Conference

22 June 2006

Financial management issues to consider when looking at ANZ

Peter Marriott

Chief Financial Officer

www.anz.com	[LOGO]

A quick recap on the first half result

First Half NPAT	-	$1,811m

Cash EPS growth	-	10% (fully comparable IFRS basis)

Dividend growth	-	10%

Benefits of our investment program starting to flow through

Cash EPS – in line with peer average	But we continue to invest heavily for future growth	And we are already seeing the benefits

	Banking expense growth*	Banking revenue growth*

[CHART]	[CHART]	[CHART]

* Excludes wealth management, significant items, and group centre where disclosed

[LOGO]

Issues that came out of the result

•                                          What should actually constitute “Cash” EPS?

•                                          How does the Collective Provision work, including timing of oil shock collective provision run off?

•                                          What will happen with NZ revenue hedge, and likely impact of a softer Kiwi dollar?

•                                          How successful was the NZ integration?

•                                          Lack of understanding around nature of “Markets” revenues

•                                          Dividend policy and capital management

•                                          Asian strategy

ANZs definition of “Cash” EPS

	Reported NPAT	Includes deduction for share based payments & pension expense as required by IFRS
—
Distributions for ‘equity’ instruments post IFRS	Hybrid Distributions
+/-
	Hedge Ineffectiveness	Averages out to nil overtime, and “actual” gains/losses are accrued through the P&L anyway (see page 17)
+/-
Not representative of ‘underlying’ performance. Typically M&A related	Significant items

Options not diluted to avoid double	Cash Earnings	Our hybrid Tier 1 instruments not diluted
counting as expense included in share	÷	as conversion is at ANZ’s control as there
based payments		is a cash alternative and unlikely to occur
	Weighted Ave Ord Shares (Basic)	except in an extreme’ scenario
(see page 18)
Cash Earnings per Share

•      GRCL* movements not applicable as ANZ not required by APRA to create a GRCL

•      Treasury Shares^ adjustment required only where controlled entity beneficially holds shares in the company, which is not applicable to ANZ

*General Reserve for Credit Losses

^ANZEST, a controlled entity does hold shares but is not beneficially entitled to those shares

Collective Provision charge driven by Cards and Esanda

1H06 Collective Provision charge^

Business Unit (A$m)	Asset Growth impact	Risk impact	Oil Scenario impact	Total
Group	55.5	12.0	(32.2)	35.3
Institutional	20.7	(8.5)	(17.3)	(5.1)
Personal (excl Cards & Esanda)	6.8	1.3	(3.9)	4.2
New Zealand	12.5	(12.8)	(6.3)	(6.6)
Cards (Aust.)	14.7	17.9	(3.0)	29.6
Esanda	2.9	17.7	(3.2)	17.4
Other*	(2.1)	(3.6)	1.5	(4.2)

^based on new organisation structure

*includes International Partnerships, Private Banking and Discontinued Businesses

•                                          Cards driven by strong FUM growth and deliberate risk shift to higher revolve rate products

•                                          Esanda impacted by oil price affect on residual values, driving higher ‘loss given default’ levels

•                                          Business lending balance determined as follows

•                  CP balance is largely driven by asset growth and movement in risk profile

•                  Individual customers assigned independent risk grades and security coverage indicators

•                  CP methodology based on tenor, risk profile, emergence period and exposure size

Oil provision run off to be completed by Sept-09

Illustrative – Assumes

“status quo” conditions

Oil Provision – Modelled Run-Off Profile* (A$m)

[CHART]

Divisional Run-Off Profile (% of charge released)

	FY06	FY07	FY08	FY09
Personal	42%	27%	20%	11%
Institutional	32%	34%	21%	13%
New Zealand	46%	29%	16%	9%

See page 21 for an explanation of how the Oil Shock provision was determined

* Subject to changes in conditions

NZD revenue hedge – a good economic outcome

Why did we hedge?

During 04/05, NZ$ perceived to be significantly overvalued

[CHART]

The right decision! Hedge has created significant value

NZ$ Revenue Hedge – very good economic outcome for ANZ

As at mid Jun-06

Notional Principal (NZ$b pre-tax)	0.7
Total Market Value (A$m post-tax)	199	#
• 2H06 Benefit	41
• Post 2006	158	*
Ave. exchange rate of open position (spot)	~ 1.095

95% of 2H06 NZ earnings hedged at ~1.106

# based on closing rate of 1.19

* of which $135m has been locked in

However under IFRS, a good economic outcome becomes a “not so good” accounting outcome

•                  From 1 October 2006, “revenue hedges” are no longer recognised under AIFRS

•                  Therefore on adoption of this new AIFRS requirement on 1 October 2006, deferred gains and Mark to Market value of FX revenue hedges go directly to Retained Earnings

•                  We retain the economic benefit of the hedge, but lose the accounting benefit

•                  Going forward, we will consider hedging where the currency is perceived to be overvalued but as a mix of revenue & capital hedges

All major banks exposed to NZ$ translation impacts

(NZ earnings as % Group^)

[CHART]

FY07 NZ$ EPS impact

[CHART]

*financial year

^1H06 % Group earnings, NAB FY05 % Group earnings

NZ integration complete - costs impacted by RBNZ requirements, revenue attrition contained

NZ$m	Business Case / Prospectus	Mar-04 (est.)	Mar-06 (est.)	Comments
Integration Costs	265	265	239	• Reduced scope lowered initial estimates • RBNZ requirements increased final costs
Revenue benefits 2007 pa	31	45	50	• Driven by Institutional businesses
Cost Synergies 2007 pa	126	126	70	• Reduced scope & RBNZ requirements lowered initial estimates • NZ$26m incremental benefit in FY07
Revenue attrition 2007 pa	88	42	34	• Retail attrition managed via two brand strategy
Net benefit	69	129	86

See page 20 for phasing of these numbers pre 2007

Success of integration and two brand strategy increasingly reflected in share of NZ profits

ANZN generates 40% of the Top 4 banks NPAT

[CHART]

Strategy day for ANZ National will be held in Auckland on 7 September

Source:  General Disclosure Statements – Top 4 Banks,  half yearly results. Data from Dec ‘04 is restated for IFRS where known. One-off items are excluded where known – e.g. integration costs for ANZN. BNZ March 2006 data (and restated March 2005 data) sourced from media release.

Putting “trading income” in perspective – accounting disclosures can be misleading

Reported ‘Trading’ Income being confused with ‘Markets’ income

[CHART]

Growth misleading given

•                  $16m cost from INGA Capital Invest. hedge in 1H05

•                  1H06 $28m benefit from Swap and FX contracts offset in FX earnings

•                  There is also an interplay between ‘trading’ income and ‘interest’ income, as seen on next chart

To understand what is really happening in Markets income, need to look at aggregate picture

[CHART]

Growth a still healthy 21%, driven by:

•                  Higher volatility, particularly in NZ

•                  Increased customer activity (in part driven by increased volatility)

•                  Greater penetration into customer base

So how are we generating our “Markets” income?

Majority of Markets income generated by Sales desk

[CHART]

Reflected in VaR being significantly below peers

(Ave $m VaR @ 99% confidence level)

[CHART]

^WBC & CBA ave. for 1H06, NAB ave. for 2H05

Dividend policy & capital management – consistent themes

Dividends

•                                          Dividends will grow broadly in line with Cash EPS, but seek to look through to ‘normal’ provisioning

•                                          Capping DRP/BOP @ 50,000 shares limits dilution or need to buyback

•                                          Payout ratio provides scope for modest acquisitions, and support RWA growth reflective of market share gains

•                                          Current payout ratio enables 100% franking for foreseeable future

Capital

•                                          APRA recently finalised prudential standards confirming new hybrid rules phasing in over period to Jan 2010; and tougher capital deductions around capitalised software; deferred tax assets and pensions but transitioned to Jan 2008 when Basel II relief expected.

•                                          In normal course, we operate in upper half of ACE target range of 4.50% to 5.00%.

Estimated Cash payout ratios based on full year 2005#

[CHART]

# Full year payout ratios used due to seasonality in payout ratios

* Impacted by lower earnings, without commensurate reduction in dividend

A CFO’s view on Asian partnerships – providing ANZ with a valuable growth option

Starting proposition	• Asia will have higher economic growth than Western economies
• Financial services will grow more quickly than overall economy

Key issues I look for:

•	Is the market attractive, and is there some relevance to Australia/NZ?

•	Can ANZ add value?	If not, we should return the capital and let our shareholders invest directly

•	Does it introduce unacceptable risk into our portfolio?	Diversification is important

•	Do we sufficiently understand the target?	Have we undertaken extensive due diligence

•	Finally, can we invest at an acceptable price?

Some closing observations

•                                          A pleasing first half, as we started to reap the benefits of our investment program

•                                          Credit conditions remain sound, but are at cyclical lows and losses more likely to increase

•                                          Overall 2006 expected to be a good year for ANZ

•                                          Looking forward, we have a clear growth strategy

•                  Emerging proposition in Personal is compelling

•                  Institutional being rebalanced to a more sustainable model

•                  Our New Zealand business bouncing off low point, helping to offset cyclical NZ slowdown

•                  Asia an attractive and sensible growth option

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4899   e-mail: higgins@anz.com

Hedge Ineffectiveness illustration

Sample transaction (Illustrative)

1.                                       ANZ seeks to hedge variable rate exposure in its mortgage portfolio

2.                                       ANZ uses a Pay Floating/Receive Fixed interest rate swap to hedge interest rate exposure

3.                                       Interest rates fall in Year 3

A$m	Description	Yr 1	Yr 2	Yr 3		Yr 4	Cumulative

Mortgage Accrual	Variable rate income from underlying Mortgages	40	40	30	(1)	30	140
Derivative Accrual	Net of Fixed rate received and Variable rate paid on swap	10	10	20		20	60
Net Accrual	Net interest accrual booked to NII *	50	50	50		50	200
Hedge Ineffectiveness	Ineffectiveness results from mispricing between cash rate & 3 month variable swap rate	1	1	-3	(2)	1	0	(3)

*NII unchanged from AGAAP accounting

(1) Cash rate falls, driving lower variable income, fixed rate unchanged

(2) MTM of hedge falls in line with fall in Variable rates

(3) Ineffectiveness represents portion of deriv. MTM relating to future periods, accordingly cumulative impact is 0 over life of deriv.

Diluting for hybrids – not reflective of economic reality

US Hybrid as an example

Why are they in the dilution calculation?

•                  On 15 December 2053, there is mandatory conversion to ordinary shares if ANZ hasn’t already redeemed them. It is this potential conversion to ordinary shares that results in them being included in the dilution calculation

However conversion to ordinary shares is extremely unlikely

•                  ANZ can redeem the instrument for cash:

•                  On or after 15 December 2013 (US$750m tranche) or 15 January 2010 (US$350m tranche)

•                  Earlier if a tax, regulatory, or ‘acceleration’ event occurs

•                  With APRA’s approval

•                  Even if conversion is instigated by the holder of the instrument, ANZ always maintains the option of delivering cash instead of ordinary shares

•                  Holders are primarily fixed interest investors, who would generally have a strong preference for receiving cash rather than ordinary shares

•                  Conversion is at a 5% discount – ie it is very costly to allow them to convert

In what circumstances might they convert to ordinary shares?

•                  Difficult to foresee an environment where raising ordinary capital by allowing conversion to ordinary shares makes more sense than other options available to us

Hybrid Deals

	ANZ StEPS	US Trust Securities	€ Trust Securities
Currency & Amount	A$1 billion	US$1.1 billion • US$350m – Jan 2010 • US$750m – Dec 2013	EUR500 million
Issue Date	24 September 2003	26 November 2003	13 December 2004
Final Maturity Date	14 September 2053 Reset date Sep 2008	15 December 2053	12 December 2053
Interest Rate	Floating – BBSW + 100bpts	Fixed • US$350m @ 4.48% • US$750m @ 5.36%	Floating – Euribor + 66bpts
Innovative/Non Innovative	Innovative • Step up of 100bpts at Sept 2013, or issuer call at Sept 2008	Innovative • Convertible to ordinary shares at investors option in Jan 10/Dec 13	Innovative • Step up 100bpts at Dec 2014
Debt/Equity classification	Debt under IFRS	Debt under IFRS	Equity under A-IFRS as no conversion remains a preference share
Position to 2010	No change anticipated	No change anticipated	No change anticipated

NBNZ Integration is complete and all objectives met

NZ$m	2004	2005	2006 (f)	2007 (f)
Total Integration costs	49	139	51	0	(1)
Incremental Integration Opex	29	85	42	0
Cost synergies	6	33	44	70
Revenue synergies	1	26	44	50
Attrition	20	33	34	34
Net synergies	-13	26	54	86

(1)          Integration Costs:

•                  10% costs capitalised,

•                  5% covered by restructuring provision, and;

•                  20% from existing resources

•                  The Integration programme was a substantial body of work at a total cost of NZ$239m, which has successfully delivered a major programme for ANZ National Bank:

•                  30 workstreams comprising 150 individual projects have progressed successfully in line with plans;

•                  Around 1300 system changes have been implemented;

•                  At its peak over 600 staff were contributing to the programme;

•                  126 property relocations were implemented.

•                  1H 2006 total integration costs NZ$51m, incremental costs NZ$42m

Why an oil shock provision?

The significant increase in oil prices was an impairment event likely to impact credit losses

WTI Crude Oil Price

[CHART]

Source:  Datastream; Economics@ANZ.

As a result of this event, we undertook detailed analysis across our portfolios to determine potential impacts.

Two examples:

Example - Institutional

•      Analysis around regressing Oil Price movements against probability of default (PD) movements based upon S&P data from 1981 to 2003 suggested a 35% increase in average PD broadly across the Institutional segment

•      Affected industries represent approximately 50% of the portfolio – these would experience twice the PD increase (ie 70%)

Example – Personal unsecured

•      Analysis from ANZ Economics suggested that the increase in Oil Price could have the equivalent affect of a 0.50% increase in interest rates

•      This effect was translated into an effect on the household Debt Service Ratio (historically there has been a high correlation between movements in the DSR and consumer finance losses).

•      A 0.5% increase in rates resulted in a ~7% increase in DSR and therefore resulting in expected higher losses

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary

Date 07 July 2006